UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

X Financial
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

98372W202**
(CUSIP Number)

September 27, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 98372W202 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “XYF.” Each ADS represents six Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	98372W202

1	Names of Reporting Persons
All Trade Base Investment Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
CO

This filing constitutes an exit filing as the reporting person has ceased to be the beneficial owner of more than 5 percent of the referenced class of securities.

SCHEDULE 13G

CUSIP No.	98372W202

1	Names of Reporting Persons
Baoguo Zhu
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
IN

This filing constitutes an exit filing as the reporting person has ceased to be the beneficial owner of more than 5 percent of the referenced class of securities.

Item 1.

(a)	Name of Issuer:

X Financial (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, the People’s Republic of China

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this statement on the Amendment No. 1 of Schedule 13G are:

(1)	All Trade Base Investment Limited

(2)	Baoguo Zhu

(collectively, “Reporting Persons”)

(b)	Address of Principal Business Office or, if None, Residence:

All Trade Base Investment Limited

Room 1301, 13/F., China Evergrande Centre, 38 Gloucester Road, Wanchai, Hong Kong

Baoguo Zhu

Room 1301, 13/F., China Evergrande Centre, 38 Gloucester Road, Wanchai, Hong Kong

(c)	Citizenship:

All Trade Base Investment Limited – British Virgin Islands

Baoguo Zhu – People’s Republic of China

(d)	Title and Class of Securities:

Class A ordinary shares, par value of $0.0001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP No.: 98372W202

This CUSIP number applies to the American depositary shares of the Issuer, each representing six Class A ordinary shares of the Issuer, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by Item 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

All Trade Base Investment Limited and Baoguo Zhu have ceased to be the beneficial owner of more than five percent of the Issuer’s shares.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

All Trade Base Investment Limited

By:	/s/ Baoguo Zhu
Name:	Baoguo Zhu
Title:	Director

Baoguo Zhu
/s/ Baoguo Zhu

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value of $0.0001 per share, of X Financial, a company organized under the laws of the Cayman Islands, and that this Agreement may be included as an Exhibit 99.1 to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 14, 2023

All Trade Base Investment Limited

By:	/s/ Baoguo Zhu
Name:	Baoguo Zhu
Title:	Director

Baoguo Zhu
/s/ Baoguo Zhu